UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             #4            )*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 301-881-9854

11810 Parklawn Drive,    Suite 200,    Rockville, MD    20852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box (            ).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 169905-10-6	Page 2 of 4

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Stewart Bainum Jane Bainum S.S.#: ###-##-#### S.S.#: ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(C) or 2(E)	☐

6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 4,229,832 8. Shared Voting Power 3,567,869 9. Sole Dispositive Power 4,229,832 10. Shared Dispositive Power 3,567,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,797,701

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%

14.	Type of Reporting Person IN

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.    Security and Issuer

(a)    Name of Issuer:

Choice Hotels International, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

10750 Columbia Pike

Silver Spring, MD 20901

(c)    Title and Class of Securities:

Common Stock

Item 2.    Identity and Background

(a)    Name:

Stewart Bainum

Jane Bainum

(b)    Business Address:

10770 Columbia Pike, Suite 100

Silver Spring, MD 20901

(c)    Present Principal Employment:

President, Realty Investment Company, Inc.

10770 Columbia Pike, Suite 100

Silver Spring, MD 20901

(d)    Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)    Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:

Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

N/A

Item 4.    Purpose of Transaction

On April 29, 2003, the Reporting Person donated 450,000 shares to a charitable organization.

Item 5.    Interest in Securities of the Issuer

(a)    Amount and percentage beneficially owned:

Reporting Person:

7,797,701 shares, including 3,318,921 shares held directly by the Stewart Bainum Declaration of Trust (“SB Trust”), of which Mr. Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SB Trust and the Jane L. Bainum Declaration of Trust (“JB Trust”) are stockholders and Mr. Bainum is President and Chairman of the Board of Directors and has shared voting authority; 112,200 shares held by Cambridge Investment Co. LLC, a family investment entity of which Mr. Bainum is the Managing Member and has sole voting authority. Also includes 798,711 shares held by the JB Trust, the sole trustee and beneficiary of which is Mr. Bainum’s wife.

CUSIP No. 169905-10-6	13D	Page 4 of 4

(b) Number of shares as to which such person has:

(i) Sole Voting Power	4,229,832
(ii) Shared Voting Power	3,567,869
(iii) Sole Dispositive Power	4,229,832
(iv) Shared Dispositive Power	3,567,869

(c)    A schedule of transactions effected in the last sixty days is as follows:

Transactions for the period March 1, 2003 through March 24, 2003 were reported in Item 5(c), Schedule 13D Amendment #3 filed by the undersigned on March 27, 2003. Such information is hereby incorporated herein by reference.

Exercise options	1,000 shares	03/27/03	$16.5313
Sale	1,000 shares	03/27/03	$24.8000
Charitable donation	450,000 shares	04/29/03

(d)    Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)    Ownership of Less than Five Percent:

Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.    Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 6, 2003

/s/ Stewart Bainum
Stewart Bainum

/s/ Jane Bainum
Jane Bainum

May 6, 2003

VIA—EDGARLINK

Securities and Exchange Commission

450 5th Street, NW

Washington, DC 20549

Re:    Schedule 13D

Choice Hotels International, Inc.

Dear Sirs:

Attached for filing pursuant to Rule 13d-2(a) of the Exchange Act is a copy of the Schedule 13D with respect to Choice Hotels International, Inc., filed on behalf of Stewart Bainum and Jane Bainum.

If you have any questions or problems, please contact me at (301) 881-9854. Thank you.

Very truly yours,

/s/ Christine A. Shreve
Christine A. Shreve